July 18, 2006
Kerzner International Limited
Schedule 13E-3/A
filed July 11, 2006 (the “Schedule 13E-3”)
File No. 005-48645
Dear Ms. Griffith:
          On behalf of our client Kerzner International Limited (“Kerzner International”), we are responding to your letter dated July 14, 2006. The comments (the “Comments”) of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) set forth therein, and Kerzner International’s responses to each of the Comments, are set forth below.
          Concurrently with this letter, Kerzner International and the other filing parties are filing Amendment No. 2 to the Schedule 13E-3, including a revised proxy statement (the “Revised Proxy”). The Revised Proxy reflects revisions made to the preliminary proxy statement filed as an exhibit to the Schedule 13E-3 on July 11, 2006 (the “Initial Proxy”), including revisions made in response to the Comments. All pages referenced in the responses set forth below refer to pages of the Revised Proxy. Capitalized terms used but not defined herein have the meanings given to such terms in the Revised Proxy.
          For your convenience, we are delivering to your attention four hard copies of the Amendment No. 2 to the Schedule 13E-3, marked, in the case of the Revised Proxy, to show changes from the Initial Proxy.
Comment 1: Refer to comment 2 in our prior letter and your response. Please expand your disclosure to describe any negotiations or discussions between representatives of the Company and representatives of BAMCO or Mr. Baron regarding a potential equity investment in the Company after the merger on behalf of Mr. Baron, BAMCO or their affiliates. We note the references in Mr. Baron’s Schedule 13D/A dated April 21,2006 to meetings between Howard Kerzner, Ronald Baron and BAMCO’s general counsel related to this merger. That filing also references contacts between Mr. Baron and Eric Siegel, the substance of which should also be described in your disclosure document. Your expanded disclosure should be as detailed as necessary to fully explain the matters discussed between these parties, whether or not any agreement or understanding was reached with respect to future equity investment in the Company. After we review your response, we may have further comments on the revised disclosure itself, as well as on the issue of whether Mr. Baron, BAMCO or their affiliates should be filers on the Schedule 13E-3.
Response: As we discussed with the Staff yesterday morning, the substance of the contacts between Mr. Baron and Mr. Siegel are described on page 18 of the Initial Proxy. The Initial Proxy has been revised to clarify that, during these discussions, the Chairman of the Special Committee did not engage in any substantive discussion and did not speculate as to the possible reaction of Mr. Butch Kerzner or the investor group regarding a potential equity investment in Kerzner International by Mr. Baron or the clients of BAMCO and BCM. Please refer to page 18 of the Revised Proxy. In addition, as already disclosed on page 23 of the Revised Proxy, the special committee required the investor group to agree that it would not engage in substantive discussions with any 5% or greater shareholder (including Mr. Baron) regarding such participation prior to completion of the proposed merger. The Initial Proxy has been revised to clarify that the investor group confirmed to Mr. Baron that, pursuant to the special committee's request, it could not discuss his proposed $200 million investment in the resulting company. Please refer to page 21 of the Revised Proxy.
Comment 2: See comment 12 in our prior letter. Refer to the question posed in the last sentence of that comment, which you have not answered. If the answer is in the negative, so indicate in your response letter. If it is in the affirmative, add appropriate disclosure in the proxy statement.
Response: On behalf of Kerzner International, we confirm that no other potential acquirors raised similar concerns.
Comment 3: Refer to comment 19 in our prior letter. The sections addressing each filing person’s reasons for the timing of the proposed transaction and views on fairness should address the projected earnings per share information prepared by Kerzner’s management and disclosed in the revised proxy statement. That is, how did each party consider the fact that management projects significant and steady growth in per share earnings over the succeeding years through 2010.
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to pages 22, 27 and 43 of the Revised Proxy.
Comment 4: See comment 20 in our prior letter and the resulting new disclosure added to the bottom of page 23 of the revised proxy statement. Describe the position(s) with Kerzner International of the “former company employee” affiliated with Party A. Detail the impact of this affiliation on the Company’s negotiations with Party A (other than the $4 million potential fee to be paid to said former employee under the circumstances described).
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to page 24 of the Revised Proxy.

Comment 5: Refer to comment 21 in our prior letter and the new sections entitled “Presentations of Deutsche Bank Securities to the Investor Group” and “Presentation of Groton Partners LLC to the Investor Group.” Clarify whether the projections referenced in these new sections are reflected in the “Certain Projections” section that follows or elsewhere in the revised proxy statement. If not, please add them. In addition, any other projections provided by the investor group to its advisors should be summarized in the proxy statement. Written materials must be filed as an exhibit to the Schedule 13E-3.
Response: The Initial Proxy has been revised clarify that the projections referenced are reflected in the “Certain Projections” section that follows. Please refer to page 36 of the Revised Proxy.
Comment 6: See our last comment above. As to the projections disclosed in the revised proxy statement, as well as for those you add in response to these comments, please summarize in reasonable detail all material assumptions underlying those figures.
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to pages 42 and 43 of the Revised Proxy.
Comment 7: See the last two comments above. Provide the same disclosure describing material assumptions for the analyses performed by Deutsche Bank Securities and Groton Partners LLC. For example, under “Leveraged Buyout Analysis” on page 37, be more specific about the “assumptions regarding the duration of the hold period, lack of cost synergies, internal rates of return, debt cost...” by which you qualify the analyses performed.
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to page 37 of the Revised Proxy.
Comment 8: Refer again to comment 21 in our prior letter and your responsive disclosure. Expand the two new sections added to the revised proxy to summarize the results of each analyses performed. For example, expand the subsection entitled “Precedent transactions” at the top of page 38 to present the financial and other information for the comparable companies prepared by Deutsche Bank.
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to page 38 of the Revised Proxy.
Comment 9: Refer to comment 23 in our prior letter and the disclosure you have added in response to that comment. Explain why the investor group engaged two fairness advisors in connection with this transaction.
Response: The Initial Proxy has been revised to clarify Groton’s role in the transaction. Please refer to page 40 of the Revised Proxy.
* * *
          As we discussed yesterday morning, Kerzner International intends to begin printing the Revised Proxy on Wednesday evening and to mail the Revised Proxy to shareholders on Friday. We understand the Staff may have further comments on the Revised Proxy and hereby indicate, on behalf of Kerzner International, its willingness to discuss with the Staff an appropriate response to any further comments.

          Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or Kerzner International’s filings, please contact me at (212) 474-1188.
Very truly yours,
/s/  Sarkis Jebejian
Sarkis Jebejian
Ms. Julia E. Griffith
     Office of Merger and Acquisitions
          Division of Corporation Finance
               United States Securities and Exchange Commission
                    100 F Street, N.W.
                         Washington, DC 20549